UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

_____________________

FORM 6-K

Report of Foreign Private Issuer Pursuant to Rule 13a-16 or

15d-16 of the Securities Exchange Act of 1934

For the month of July 2021

Commission File Number: 001-39928

_____________________

Sendas Distribuidora S.A.

(Exact Name as Specified in its Charter)

Sendas Distributor S.A.

(Translation of registrant’s name into English)

Avenida Ayrton Senna, No. 6,000, Lote 2, Pal 48959, Anexo A

Jacarepaguá

22775-005 Rio de Janeiro, RJ, Brazil

(Address of principal executive offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F:   ☒      Form 40-F:   ☐

(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1)):

Yes:   ☐      No:   ☒

(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7)):

Yes:   ☐      No:   ☒

SENDAS DISTRIBUIDORA S.A.

Publicly-Held Company

CNPJ/ME Nº 06.057.223/0001-71

NIRE 33.300.272.909

CALL NOTICE

EXTRAORDINARY GENERAL MEETING TO BE HELD

ON AUGUST 11th, 2021

The Board of Directors of SENDAS DISTRIBUIDORA S.A. ("Company"), pursuant to article 124 of Law No. 6404, of December 15th, 1976, as amended ("Lei das S.A."), and articles 3 and 5 of CVM Instruction 481, of December 17, 2009, as amended ("ICVM 481"), hereby calls the Company's shareholders to meet in an shareholders extraordinary general meeting ("Meeting"), to be held exclusively digitally, as provided for in paragraph 2-A of article 124 of Law No. 6. 404/76, governed by ICVM 481, on first call, on August 11th, 2021, at 3:00 p.m., to examine, discuss and vote on the following agenda:

I.	approval of the proposal to split the common shares issued by the Company, whereby each share issued by the Company will be split into 5 (five) shares of the same type, without changing the amount of the Company's current capital stock, with the consequent amendment of the caput of articles 4 and 5 of the Company's Bylaws to reflect the new number of shares of capital stock and the increase of the authorized capital, as well as the capital increase approved by the Board of Directors on June 1, 2021, and without changing the number of Company’s American Depositary Receipts, which will correspond to 5 (five) common shares issued by the Company; and

II.	approval of the consolidation of the Company's Bylaws to incorporate the above changes.

The Company will admit the participation of Shareholders by: (i) voting via electronic system during the Meeting; or (ii) sending a remote voting form, which is available on the Company's Investor Relations website (https://ri.assai.com.br) and on the CVM (www.cvm.gov.br) and B3 (www. b3.com.br) and may be forwarded through their respective custody agents (in case they provide this type of service), Itaú Corretora de Valores S.A., which is the Company's bookkeeping agent ("Bookkeeping Agent") or directly to the Company by e-mail ("Distance Voting Ballot").

We hereby inform that all documentation pertinent to the matters to be deliberated at the Meeting to be held herein convened, including the management proposal and participation manual for the Meeting ("Management Proposal and Participation Manual"), are available to the Shareholders at the Company's headquarters and on the investor relations pages of the Company (www.ri.assai.com.br), the Brazilian Securities and Exchange Commission CVM (www.cvm.gov.br) and B3 (www.b3.com.br).

1.           General Instructions

The following documents must be submitted by shareholders to the Company, according to the instructions indicated in this Call Notice and in the Management Proposal and Participation Manual:

(a)	Updated statement containing the respective shareholding interest issued by the custodian body no more than 02 (two) days prior to the sending of the Distance Voting Ballot by the shareholder, or, for shareholders who will cast their votes at the Meeting itself, 02 (two) days prior to the date on which said shareholder performs the registration of participation on the digital platform where the Meeting will be held;

(b)	For individuals: valid identity document with photo of the shareholder (RG, RNE, CNH, passport or professional class cards officially recognized);

(c)	For legal entities: (i) bylaws or consolidated social contract and the corporate documents that prove the legal representation of the shareholder; and (ii) identity document with photo of the legal representative;

(d)	For investment funds: (i) consolidated by-laws of the fund; (ii) bylaws or social contract of its administrator or manager, as the case may be, observing the voting policy of the fund and corporate documents that prove the powers of representation; and (iii) identity document with photo of the legal representative; and,

(e)	If any of the Shareholders indicated in items (b) to (d) above are represented by proxy, in addition to the respective documents indicated above, they must submit (i) a power of attorney with specific powers for representation at the Meeting; (ii) identity documents of the attorney present, as well as, in the case of legal entities or funds, copies of the identity document and minutes of election of the legal representative(s) who signed the attorney that prove the powers of representation. For this Meeting, the Company will accept proxies granted by Shareholders by electronic means, signed preferably with ICP-Brasil certification.

It is worth mentioning that (i) the natural persons who are shareholders of the Company may only be represented in the Meeting by an attorney-in-fact who is a shareholder, a Company manager, lawyer or financial institution, as provided for in article 126, paragraph 1, of the Corporation Law; and, (ii) legal entities that are shareholders of the Company may, under the terms of the CVM decision in Case CVM RJ 2014/3578, judged on November 4, 2014, be represented by an attorney-in-fact constituted in accordance with their articles of incorporation or bylaws and according to the rules of the Civil Code, without the need for such person to be a Company manager, shareholder or attorney-in-fact.

Exceptionally for this Meeting, the Company will not require certified copies or notarization of documents issued and signed within Brazilian territory or the notarization, legalization/apostilization and registration at the Registry of Deeds and Documents in Brazil of those signed outside the country.

Furthermore, the Company will not require a sworn translation of documents that have been originally drawn up in Portuguese, French, English or Spanish, or that are accompanied by the respective translation into these languages.

The Company will not require the physical delivery of documents and certain other formalities that are provided for in the Company's Reference Form, according to the terms contained in the Management Proposal and Participation Manual. Thus, in the event of any discrepancies between the Management Proposal and Participation Manual and item 12.2 of the Company's Reference Form regarding the documentation and formalities for participation in the Company's general meetings, the provisions of the Management Proposal and Participation Manual shall prevail.

2.	Participation in the General Assembly through the Digital Platform

Shareholders who wish to participate in the Meeting through the digital platform should access the website at https://www.tenmeetings.com.br/assembleia/portal/?id=80767C7C3FC, complete their registration and attach all documents necessary for their qualification to participate and/or vote at the Meeting, as indicated in the general instructions of this Notice of Announcement, at least 2 (two) days prior to the date designated for the holding of the Meeting, i.e., until August 9, 2021. After the approval of the registration by the Company, the Shareholder will receive his individual login and password to access the platform through the e-mail address used for registration.

On the date of the Meeting, the link to access the digital platform will be available as of thirty (30) minutes prior to the beginning of the Meeting, and the registration of the Shareholder's presence via the electronic system will only occur through access via the link.

3.	Participation in the General Assembly through the Distance Voting Ballot

Shareholders who are interested in exercising their voting rights through the Distance Voting Ballot should send remote voting instructions (i) directly to the Company by the e-mail adm.societario@assai.com.br, accompanied by the documents indicated in the general instructions of this Call Notice, completed, initialed and signed, without the need for notarization, or signed electronically, preferably using ICP-Brazil certification; or (ii) through (a) their respective custody agents (in case they provide this type of service); or (b) the Bookkeeping Agent, through the channels made available by the latter. In case of sending the Remote Voting Bulletin to the Custody Agent or the Bookkeeping Agent, the shareholder shall observe the rules, guidelines and deadlines set by each Custody Agent or Bookkeeping Agent, as the case may be. For such purpose, the Shareholder shall contact them and check the procedures, documents and information established by them for the issuance of the voting instructions by the Distance Voting Ballot.

In all cases, for the Distance Voting Ballot to be effective, August 4, 2021 (i.e., 7 (seven) days prior to the date of the Meeting) shall be the last day for its receipt by one of the ways indicated above, and not the last day for its mailing. If the Distance Voting Ballot is received after August 4, 2021, the votes will not be counted.

Detailed information on the participation of shareholders directly, by their legal representative or duly appointed attorney-in-fact, as well as the rules and procedures for participation and/or remote voting at the Meeting, including guidelines for sending the Distance Voting Ballot and also guidelines on access to the digital platform and rules of conduct to be adopted at the Meeting are contained in the Management Proposal and Participation Manual.

Rio de Janeiro, July 8th, 2021.

Jean-Charles Henri Naouri

Chairman of the Board of Directors

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: July 08, 2021

Sendas Distribuidora S.A.

By: /s/ Daniela Sabbag Papa

Name: Daniela Sabbag Papa

Title: Chief Financial Officer

By: /s/ Gabrielle Helú

Name: Gabrielle Helú

Title: Investor Relations Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates of future economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.